BYLAWS AND SHAREHOLDER AGREEMENT
BLOCKFRAME, Inc.
October 31, 2024

ARTICLE I OFFICES AND AGENTS

Section 1. PRINCIPAL EXECUTIVE OFFICE AND REGISTERED OFFICE.

The principal executive office for the transaction of business of the corporation is hereby fixed and located at 990 Point of the Pines Dr., Colorado Springs, CO 80919

The location of the principal executive office may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places, either within or without the State of Colorado, as the Board of Directors may from time to time designate.

The principal executive office, if located within the State of Colorado and generally open during normal business hours to accept service of process and otherwise perform functions of a registered office, shall also be the registered office of the corporation. Otherwise, the registered offices within the State of Colorado shall be hereby fix and located at 990 Point of the Pines Dr., Colorado Springs, CO 80919, as the Board of Directors may designate from time to time.

Section 2. OTHER OFFICES.

Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

Section 3. REGISTERED AGENTS AND REGISTERED OFFICES.

The corporation shall have and maintain a registered agent and registered office located within the State of Colorado and within all other states in which it is required by applicable law.

ARTICLE II DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS.

Subject to the provisions of the corporation laws of the State of Colorado the "Corporation Law") and to any limitations in the Articles of Incorporation of the corporation relating to action required to be approved by the Shareholders, the business and affairs of the corporation shall be managed, and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed, and all corporate powers shall be exercised under the ultimate direction of the Board of Directors.

Section 2. NUMBER AND QUALIFICATION OF DIRECTORS.

Subject to the Articles of Incorporation, the initial authorized Number of Directors shall be four Directors until changed by a duly adopted amendment to these Bylaws adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Each Director shall be a natural person of full age.

A Director need not be a Shareholder. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 3. ELECTION OF, TERM OF, CUMULATIVE VOTING, FOR OFFICE OF DIRECTORS.

Subject to notice of cumulative voting, Directors shall be elected by the majority of the shares entitled to vote present, in person, or by proxy at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified or until such Director's earlier death, resignation or removal.

Provided the name of the candidate has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of the corporation may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit. The candidates receiving the highest number of votes up to the number of Directors to be elected are elected.

Section 4. VACANCIES IN THE BOARD.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

If the vacant office was held by a Director elected by a voting group of Shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the Shareholders. The Shareholders may elect a Director to fill a vacancy not filled by the Directors with the written consent of the Shareholders holding a majority of the outstanding shares entitled to vote or by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present. At any time, the Shareholders may elect a Director or Directors to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Section 5. REMOVAL OF DIRECTORS.

Except as otherwise provided in the Articles of Incorporation or the Corporation Law, the entire Board of Directors or any individual Director may be removed from office with or without cause by the holders of a majority of the shares then entitled to vote for the election of Directors. A Director may be removed by the Shareholders only at a meeting called for the purpose of removing such Director and the meeting notice shall state that the purpose, or one (1) of the purposes, of the meeting is removal of the Director.

Section 6. COMPENSATION OF DIRECTORS.

Directors may receive a stated salary for their services by resolution of the Board.

Section 7. COMMITTEES OF THE BOARD.

Unless the Articles of Incorporation or the Corporation Law provide otherwise, one or more Committees of the Board may be appointed by resolution passed by a majority of the authorized number of Directors of the Board. Committees shall be composed of two (2) or more members of the Board, and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, as permitted by the Corporation Law.

The provisions of these Bylaws governing meetings of Directors, notices of meeting, waiver of notice, quorum and voting shall apply to meetings of a committee. Any committee, to the extent provided in the resolution of the Board, shall have all the authority of the Board, except with respect to:

a. the adoption, amendment, or the approval of any action for which the Corporation Law also requires Shareholders' approval or approval of the outstanding shares;

b. the creation or filling of vacancies on the Board of Directors or any committee of the Board;

c. the fixing of compensation of the Directors for serving on the Board or on any committee;

d. the adoption, alteration, amendment or repeal of Bylaws or the adoption of new Bylaws;

e. the amendment of the Articles of Incorporation;
the amendment or repeal of any resolution of the Board of Directors which by its express terms cannot be amended or repealed;

f. a distribution to the Shareholders of the corporation, at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

g. the appointment of any other committees of the Board of Directors or the members of these committees.

Section 8. RESIGNATION OF A DIRECTOR.

Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Board of Directors of the corporation or as otherwise allowed under the

Corporation Law, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III MEETINGS OF DIRECTORS

Section 1. ANNUAL MEETINGS OF DIRECTORS.

Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can simultaneously hear one another. Accurate minutes of any meeting of the Board or any committee thereof shall be maintained by the Secretary or other officer designated for that purpose.

Section 2. OTHER REGULAR MEETINGS OF DIRECTORS.

Regular meetings of the Board of Directors shall be coordinated via electronic communications and held at the principal executive offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: 5pm Colorado or Mountain Time or otherwise as agreed by the Board of Directors.

Date of Regular Meeting: Second Tuesday of each calendar quarter, or otherwise as agreed by the Board of Directors.

If said day shall fall on a holiday, such meetings shall be held on the next succeeding business day thereafter, or as agreed upon.

Section 3. NOTICE OF ANNUAL AND OTHER REGULAR MEETINGS OF DIRECTORS.

No notice needs to be given about a regular (including annual) meeting of the time and place of the meeting fixed by the Bylaws or the Board of Directors. The notice of a regular (including annual) meeting need not specify the purpose of the meeting.

Section 4. SPECIAL MEETINGS OF DIRECTORS AND REQUIRED NOTICES.

Special meetings of the Board may be called at any time by any of the aforesaid officers (i.e., by the Chairman of the Board or the President or any Vice President or the Secretary or any two (2) Directors).

If the notice of a special meeting is sent via email or any other electronic communications, it shall be addressed to each individual board member with at least 24 hours' notice.

If the notice of a special meeting is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. The mailing, telegraphing, telephoning or delivery as above provided, and any other method allowed by the Corporation Law shall be due, legal and personal notice to the Director.

Section 5. NOTICE OF ADJOURNMENT OF MEETINGS.

A majority of the Directors present at a meeting, whether or not constituting a quorum, may adjourn the meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within any twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 6. WAIVER OR LACK OF NOTICE OF MEETING OF DIRECTORS.

If there is any lack of required notice of any meeting of Directors, then the transactions thereof are as valid as if had at a meeting regularly called and noticed provided all of the Directors are present at any Directors' meeting, however called or noticed, or all of the Directors not present sign a written consent to the holding of the meeting or approval of the minutes on the records of such meeting, before or after the time or date of meeting stated in the Notice. If a Director attends a meeting without notice but without protesting, the Director shall be treated as present at the meeting.

Section 7. DIRECTORS ACTION WITHOUT MEETING.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent reflecting the action taken shall be filed with the regular minutes of the Board.

Section 8. QUORUM FOR MEETINGS OF DIRECTORS.

Unless the Articles of Incorporation provided otherwise, a majority of the total number of Directors will be necessary to constitute a quorum for the transaction of business. Unless the Articles of Incorporation or Bylaws require a greater number, the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 9. EFFECT IF ONLY A SOLE DIRECTOR IS REQUIRED.

In the event only one (1) Director is required by the Bylaws or Articles of Incorporation, any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the Directors shall be deemed to refer to such notice, waiver, etc., by such sole Director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

Section 10. ELECTRONIC PARTICIPATION IN MEETINGS OF DIRECTORS.

If authorized by the Board of Directors in its sole discretion, Directors and Proxyholders may participate in a meeting of Directors by means of a telephone conference, electronic video screen communication, electric transmission by and to the corporation or any similar method of electronic communication by which all persons participating in the meeting can hear each other. Participation by such means constitutes presence in person at the meeting.

ARTICLE IV OFFICERS - MANAGEMENT

Section 1. OFFICERS.

The officers of the corporation shall be a President/Chief Executive Officer (Board Chair), Chief Technical Officer, Chief Legal Officer, Sales and Marketing Officer, and Relationship Officer. The corporation may also have, at the discretion of the Board of Directors, such other officers as may be appointed in accordance with this agreement. Any number of offices may be held by the same person. Only an individual who is eighteen years of age or older may be appointed as an officer. Any natural person may be appointed as an officer.

Section 2. ELECTION OF OFFICERS.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of this agreement relating to appointment of subordinate officers or shall be chosen annually by the Board of Directors. Each officer shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS.

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the

corporation under any contract to which the officer is a party.

Section 5. VACANCIES IN AN OFFICE.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to that office.

ARTICLE V MEETINGS OF SHAREHOLDERS

Section 1. PLACE OF MEETINGS.

Unless otherwise provided in the Articles of Incorporation, all meetings of the Shareholders shall be held at the principal executive office of the corporation within the State of Colorado unless some other appropriate and convenient geographical location is designated for that purpose from time to time by a resolution of the Board of Directors.

Section 2. ANNUAL MEETINGS OF SHAREHOLDERS.

The annual meetings of the Shareholders shall be held, each year, at a date and time to be determined by the board of directors and properly noticed to the shareholders.

Section 3. SPECIAL MEETINGS OF SHAREHOLDERS.

Special meetings of the Shareholders may be called at any time by the Board of Directors, at the signed and dated request of one or more Shareholders holding not less than one-tenth (1/10) of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Special meetings of Shareholders may be held in or out of the state of incorporation at a place fixed by the Board otherwise at the principal executive office of the corporation.

Section 4. LIST OF SHAREHOLDERS.

After the record date for a meeting or adjournment thereof has been fixed, the corporation shall prepare an alphabetized list of names, addresses and number of shares held by each Shareholder, entitled to notice, arranged by voting group, and within each voting group by class or series in each case as reflected in the records of the corporation.

Section 5. NOTICE OF MEETINGS OF SHAREHOLDERS.

Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. The notices shall be given by the Secretary or the Assistant Secretary, or if there be no such officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

The notices shall be given personally or by mail or other means of written communication allowed under the Corporation Law including by personal delivery, first class mail, facsimile, E-mail, or other form of electronic transmission and shall be sent to the Shareholder's address appearing on

the books of the corporation, or supplied by him or her to the corporation for the purpose of notice, and in the absence thereof, as provided under the Corporation Law.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, the means, if any, of electronic or remote participation by which a Shareholder may participate and be considered present and eligible to vote, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting of time and place at which such adjournment is taken.

Section 6. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS.

A Shareholder may in writing waive any notice of meeting before or after the date of meeting stated in the notice. The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance at the meeting of Shareholders shall constitute a waiver of notice of the meeting, unless objection shall be made at the beginning of the meeting to holding the meeting.

Section 7. ALL SHAREHOLDERS ACTING WITHOUT A MEETING.

Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, setting forth the action taken and filed with the Secretary of the corporation for filing with the minutes of proceedings of the Board in the records of the corporation.

Section 8. OTHER ACTIONS OF SHAREHOLDERS WITHOUT A MEETING.

Action that may be taken at a meeting of Shareholders may be taken without meeting, if the action is taken by all Shareholders entitled to vote on the action. Action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed and dated by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take

such action at a meeting at which all shares entitled to vote thereon were present and voted. The signed consents shall be delivered to the corporation as required by the Corporation Law.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

1. Notice of any approval by Shareholders without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

2. Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent, to each of those Shareholders entitled to vote, who have not consented in writing.

Section 9. QUORUM FOR MEETINGS OF SHAREHOLDERS.

Unless otherwise required by the Articles of Incorporation or the Corporation Law, the holders of a majority of the shares entitled to vote thereat, that are present in person, or by use of authorized communications equipment or represented by proxy shall constitute a quorum at all meetings of the Shareholders for the transaction of business, except as otherwise provided by these Bylaws.

If, however, such majority (or other required greater number) shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business for the remainder of the meeting until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum unless the Articles of Incorporation provide otherwise.

Section 10. VOTING BY SHAREHOLDERS.

Each vote cast by a Shareholder of Class A stock shall count as one thousand votes. Each vote by a Shareholder of Class B stock shall count as one vote. The Shareholders may vote by voice or ballot provided their own election for Directors must be by voice only if demanded by any Shareholder before the voting has begun. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Section 11. FIXING DATE FOR MEETINGS OF SHAREHOLDERS.

The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or less than ten (10) days, as a record date for the determination of

the Shareholders entitled to notice of and to vote at any such meeting. In such case, only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 12. PROXIES.

Every Shareholder entitled to vote, or to execute consents or dissents, may do so, either in person or by written proxy or otherwise executed and transmitted in accordance with the provisions of the Corporation Law. A proxy is valid for a maximum period provided in the Corporation Law unless revoked or a different period is stated therein.

Section 13. ORGANIZATION OF MEETINGS OF SHAREHOLDERS.

The President, or in the absence of the President, any Vice President, shall call the meeting of Shareholders to order, and shall act as chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

Section 14. INSPECTORS OF ELECTION AT MEETINGS.

In advance of any meeting of Shareholders the Board of Directors may, if they so elect appoint one or more inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting shall, make such appointment at the meeting.

These inspectors shall:

a. determine the number of shares outstanding and the voting power of each share;
b. determine the shares represented at the meeting and the existence of a quorum;
c. determine the authenticity, validity, and effect of proxies and ballots;
d. receive votes, ballots, waivers, releases, or consents;
e. hear and determine all challenges and questions in any way arising in connection with the right to vote or the vote;
f. count and tabulate all votes or consents;
g. determine when the polls shall close;
h. determine the result; and
i. do any other acts that may be proper to conduct the election or vote with impartiality and fairness to all Shareholders.

Section 15. ELECTRONIC PARTICIPATION IN MEETINGS OF SHAREHOLDERS.

If authorized by the Board of Directors in its sole discretion and subject to any guidelines or procedures adopted by the Board of Directors Shareholders and Proxyholders may participate in a meeting of Shareholders by means of a telephone conference or any similar method of interactive electronic communication or transmission by which all persons participating in the meeting can hear and speak to each other. Participation by such means constitutes presence in person at the meeting.

Unless otherwise restricted by the Articles of Incorporation or Bylaws, the Board of Directors may hold a meeting of Shareholders conducted solely by means of remote communication. Subject to any guidelines and procedures adopted by the Board of Directors, Shareholders and Proxyholders not physically present at a meeting of Shareholders may participate in the meeting by means of remote communication and are considered present in person and may vote at the meeting if all of the following are met:

The corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a Shareholder or Proxyholder.

The corporation implements reasonable measures to provide each Shareholder and Proxyholder a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings.

If any Shareholder or Proxyholder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action is maintained by the corporation.

ARTICLE VI STOCK

Section 1. CLASS A SHARES OF COMMON STOCK.

Class "A" shares of common stock grant to the holder the right to elect members of the Board of Directors and to vote on decisions affecting the business and affairs of the corporation submitted to the shareholders for approval from time to time. Class A Shares shall be non-dilutable.

Non-dilutable means that when/if the corporation issues more common shares, the non-dilutable shares will not be diluted. If the shares may be diluted, the corporation must issue bonus shares to the A Shareholders so that A Shareholders never have less than their representative percentage of ownership interest.

Section 2. CLASS B SHARES OF COMMON STOCK.

Class "B" shares of common stock do not grant to the holder the right to elect members of the Board of Directors but do grant to the holder the right to vote on decisions affecting the business and affairs of the corporation that are submitted to the shareholders from time to time. Class B Shares shall be dilutable.

Section 3. VESTING

Vesting applies to only Class "B" shares issued for services. Unless otherwise noted by an individual contract, vesting of Class "B" shares will occur each year over four consecutive years, 25 percent of the shares shall vest as long as the shareholder/board of director/officer performs his/her duties to the satisfaction of the board.

Any Class "B" shares issued to investors shall vest immediately, or otherwise noted by the contract with such investors.

ARTICLE VII CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES.

Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state on the face the name of the corporation, state of incorporation, the name of the record holder of the shares represented thereby; the number of shares represented, class of shares, designation of series; the par value or a statement that the shares are without par value; date of issuance; a statement of the rights, privileges, preferences, restrictions or limitations, if any; a conspicuous statement as to the rights of redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; whether or not the shares are assessable or, whether assessments are collectible by personal action.

"Book Value" shall mean the value of the net assets of the Corporation. Such value shall be determined from the Corporation's books at the amounts stated therein, as adjusted in accordance with generally accepted accounting principles by the regular accountants of the Corporation who customarily prepare the Corporation's financial statements and shall be conclusive and binding on all concerned. Net book value shall be determined as of the end of the month preceding the month in which the event giving rise to a purchase and sale hereunder shall occur.

"Market Value" shall mean the price per Share for all events triggering a purchase option pursuant to this Agreement, as the same may be amended from time to time by the Board of Directors.

All certificates shall be signed in the name of the corporation by one or more officers, the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Chief Financial Officer certifying the number of shares and the class or series of shares owned by the Shareholder.

Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 2. TRANSFER ON STOCK LEDGER.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its stock ledger.

Section 3. TRANSFER AGENTS AND REGISTRARS.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 4. RECORD DATE

In order that the corporation may determine the Shareholders entitled to notice of any meeting, any adjournments of a meeting for which notice is required, to vote at any meeting, give written consent or dissent to action without meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of the meeting or date of payment nor more than seventy (70) days prior to any other action.

If no record date is fixed, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

Unless the Articles of Incorporation or the Corporation Law provide otherwise, the record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is given by delivery to the registered office of the corporation in the State of Colorado.

Unless the Articles of Incorporation or the Corporation Law otherwise provides, the record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day, prior to the date of such other action, whichever is later.

Section 5. LEGEND CONDITION.

In the event any shares of this corporation are issued pursuant to a permit or exemption therefrom requiring the imposition of a legend condition, the person or persons issuing or transferring said shares shall make sure said legend appears on the certificate and shall not be required to transfer any shares free of such legend unless an amendment to such permit or a new permit be first issued so authorizing such a deletion.

Section 6. LOST OR DESTROYED CERTIFICATES.

Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 7. OFFER TO SELL.

Any proposed or prohibited transfer, assignment, hypothecation, or alienation of Shares shall be deemed an offer by the owner of the Shares to sell such Shares proposed to be transferred, assigned, hypothecated, or alienated to the Corporation and/or the remaining Shareholders, which offer shall be at the price and upon the terms and conditions set forth in this agreement, or, in the case of hypothecation or alienation, at a price equal to the Book Value of the Shares. The effective date of the offer to sell shall be deemed to be the date upon which the Corporation is advised, in writing, of the transfer or proposed transfer or, if such written notice is not given, the date of transfer or discovery of such proposed transfer by the Corporation if such transfer has not taken place. Such written notice must name the proposed transferee, the price per share, and the terms of payment and shall be delivered to the Secretary of the Corporation.

Section 8. OBLIGATIONS OF TRANSFEREE.

Any authorized transferee of Shares permitted to be transferred under this Agreement (a "Substitute Shareholder") shall hold such Shares subject to the terms of this Agreement, all of which shall be deemed to be applicable, and such transferee shall, at the request of the Corporation and as a condition to the ownership of the Shares, execute a counterpart of this Agreement.

Section 9. DELETED.

Section 10. SECURITIES LAW EXEMPTION.

Each Shareholder acknowledges that the Shares have not been registered under the Securities Act of 1933 nor qualified under any state securities law and are being offered and sold in reliance on exemptions from the registration and qualification requirements of such laws. Further, the Shareholders acknowledge that the Shares have not been approved or disapproved by any state or federal securities commission or other regulatory authority, nor has any such authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of any materials or information provided in connection with the offering. No transfer of Shares shall be allowed that would require registration under any applicable federal or state securities laws.

ARTICLE VIII <u>RIGHT OF FIRST REFUSAL</u>

Section 1. CORPORATION'S OPTION TO PURCHASE.

In the event that a Shareholder shall make an offer to sell Shares as defined in this agreement, the Corporation shall have an option to purchase all or any of the Shares being offered upon the terms and conditions hereinafter set forth. The term of the Corporation's option shall be for fifteen (15) days from the effective date of the offer, and the acceptance of such offer by the Corporation shall be in writing. The Corporation's right to purchase shall be subject to any restrictions governing the right of a corporation to purchase its own stock under Colorado law or such other pertinent governmental restrictions which are now or may hereafter become effective.

Section 2. SHAREHOLDER'S OPTION TO PURCHASE.

If the Corporation shall not accept the offer as to any portion of the Shares offered, the Secretary of the Corporation shall give written notice to all of the remaining Shareholders who shall thereupon have the option, for an additional thirty (30) day period, to purchase all or any portion of said Shares not purchased by the Corporation at the same price and upon the same terms and conditions. Within thirty (30) days after the mailing of the notice, any Shareholder desiring to acquire any part or all of the Shares offered shall deliver to the Secretary a written election to purchase the Shares or a specified number of them. If the total number of Shares specified in the elections exceeds the number of available Shares, each Shareholder shall have priority, up to the number of Shares specified in his notice of election to purchase, to purchase such proportion of the available Shares as the number of the Corporation's Shares that he holds bears to the total number of the Corporation's Shares held by all Shareholders electing to purchase. The Shares not purchased on such a priority basis shall be allocated to those Shareholders electing to purchase more than the number of Shares to which they have a priority right, in the proportion that the number of Shares held by each of them bears to the number of Shares held by all of such electing Shareholders. As soon as the figures can be determined, the Secretary shall notify each Shareholder of the number of Shares as to which his election was effective, and such Shareholder shall meet the terms and conditions of the purchase within thirty (30) days thereafter.

Section 3. NON-EXERCISE OF OPTION - PERMITTED TRANSFERS.

If the Corporation and/or the remaining Shareholders fail to purchase all of the Shares offered, then the Corporation and/or the remaining Shareholders shall not be entitled to purchase any of the Shares, and such Shares may be transferred upon the same terms and conditions as those available to the Corporation at any time within two (2) months from the effective date of the offer, as defined in this agreement. Upon transfer of the Shares to a transferee, the Shares shall automatically and without notice be converted to Non-Voting Shares. The transferee shall receive and hold the converted Shares, subject to all provisions and restrictions in this Agreement, and shall forthwith execute a counterpart hereof. Any transfer of the Shares after the end of such two (2) month period or any change in the terms of the sale from the terms set forth in the original notice shall be deemed to be a new offer to sell Shares, as defined in this agreement, and shall require delivery of a new notice of intention to transfer Shares to the Corporation's Secretary and shall give rise to new options as provided in this agreement. Any transfer of Shares pursuant to this agreement shall be accomplished in strict compliance with all applicable state and federal securities laws.

Section 4. TERMS AND CONDITIONS OF PURCHASE.

The terms and conditions of the purchase and sale of any Shares offered shall be as follows:

(a) The purchase price shall be the price set forth in a written notice to the Corporation from the Shareholder representing such price as being established by a *bona fide* offer from an unrelated third party (as determined in accordance with Internal Revenue Code Sections 267(b) or 707(b)).

(b) The purchase price shall be paid at the option of the Corporation or the purchasing Shareholders, as applicable, (i) upon the same terms and conditions as contained in the written notice reflecting the *bona fide* offer from an unrelated third party, or (ii) by a down payment equal to ten percent (10%) of the purchase price, in cash, within thirty (30) days of acceptance of the offer to sell at the option of the purchaser(s). The unpaid balance shall be paid in five (5) equal annual installments of principal and interest, with interest calculated from the final date of the option period for purchase, at the rate equal to the prime rate published in *The Wall Street Journal*, as the same may be adjusted from time to time. The first of the five (5) installments shall be due on the first anniversary of the making of the down payment, and each subsequent installment shall be due each annual anniversary thereafter until paid in full.

(c) The deferred portion of the purchase price, if any, shall be represented by a negotiable promissory note containing an acceleration clause and a provision for attorneys' fees in the event of default. Such note may be secured, at the option of the payee, by a pledge of the Shares being purchased and sold pursuant to a written security agreement containing terms and conditions which are customary and reasonable in such an agreement and which comply with the provisions of the Colorado Commercial Code then in force, provided such notes shall not be so secured if the Corporation is payor. So long as no default occurs in the making of payments under the Note, the purchasing Shareholder(s) shall be entitled to vote the Shares; provided, however, dividends shall be paid to the holder of the Note as a prepayment of principal. The pledgor shall expressly waive demand, notice of default, and notice of sale and consent to public or private sale of the Shares in the event of default, and the pledgee shall have the right to purchase the Shares at the sale.

ARTICLE IX RECORDS -- INSPECTION - FILINGS - CHECKS - CONTRACTS - REPORTS

Section 1. RECORDS.

The corporation shall maintain, in accordance with generally accepted accounting principles, adequate, appropriate, complete and correct accounts, books and records of its business and properties including financial statements. The corporation shall maintain a copy of the Articles of Incorporation certified as filed by the Secretary of State and all amendments thereto, a copy of the Bylaws certified by an officer of the corporation and all amendments thereto, resolutions adopted by the Board of Directors (and the committees thereof) including but not limited to those creating one or more classes or series of shares and fixed relative rights, preferences and limitations, minutes of all meetings of Shareholders records of all actions taken by Shareholders without meeting, all written communications by Corporation to Shareholders, a stock ledger reflecting the original issuance of shares, revised at least annually and a current list of its Shareholders showing number of shares of each class and series held and address of each Shareholder, dates when each Shareholder becomes owner of record: names alphabetically arranged by voting group and within each voting group by class or series, names and addresses of current directors and officers, annual report most recently filed with the Secretary of State, financial statements for the past three years and tax returns for the past six years.

Section 2. INSPECTION OF BOOKS AND RECORDS.

All records described in this agreement above shall be open to inspection (and available for the making of photocopies and extracts therefrom to a Director and Shareholder; in person or by attorney or other agent.

Section 3. ANNUAL FILINGS.

As required by the Corporation Law, the corporation shall periodically file a statement, list, or registration with the Secretary of State with any fees required.

Section 4. CHECKS, DRAFTS, ETC.

All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. EXECUTION OF CONTRACTS.

The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount, except as provided in the Corporations Law.

Section 6. ANNUAL FINANCIAL STATEMENTS.

Upon the written request of any Shareholder, the corporation shall mail to such Shareholder its most recent annual financial statements, if any, and its most recently published financial statements, if any, showing in reasonable detail its assets and liabilities and results of its operations. Upon the written request of any Shareholder, the corporation shall mail to such Shareholder, at the corporation's expense, the information required by the Corporation Law, whether or not such information is also contained or summarized on any share certificate of the Shareholder.

ARTICLE X AMENDMENTS TO BYLAWS AND CONSTRUCTION

Section 1. AMENDMENT OF BYLAWS BY SHAREHOLDERS.

Subject to the Corporation Law or the Articles of Incorporation, replacement Bylaws may be adopted, or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation. An amendment of the Bylaws to add, change or delete a greater quorum or voting requirements for Shareholders shall meet the same quorum requirement or be adopted by the same vote in effect or proposed to be adopted, whichever is greater.

Section 2. AMENDMENT OF BYLAWS BY DIRECTORS.

Unless the Articles of Incorporation reserve the power of amendment exclusively to the Shareholders, the Board of Directors may adopt, amend or repeal any of these Bylaws other than a Bylaw or amendment thereto fixing the authorized number of Directors or changing a quorum or voting requirement for the Board of Directors provided the power to amend the Bylaws is conferred or permitted in the Articles of Incorporation.

Section 3. CONSTRUCTION AND INTERPRETATION.

Unless the context requires otherwise, the general provision rules of construction and definition of the Corporation Law shall govern the Bylaws. Without limiting the generality of this provision, the singular number includes plural, the plural number includes the singular. These Bylaws (and any amendments thereto) shall not be construed in a manner inconsistent with the Articles of Incorporation or the applicable provisions of the Corporation Law. Any provision of the Bylaws that is inconsistent with the Articles of Incorporation or Corporation Law shall be invalid only to the extent reasonably necessary for the provision to comply with the Articles of Incorporation or Corporation Law as the case may be.

ARTICLE XI MISCELLANEOUS

Section 1. CORPORATE SEAL.

The corporate seal, if any, shall be circular in form, and shall have inscribed thereon the name of the corporation, the year or date of its incorporation, and the state of incorporation.

Section 2. REPRESENTATION OF SHARES IN OTHERS.

Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 3. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The liability of the officers and Directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under the Corporation Law. The corporation may provide and maintain insurance on behalf of any person serving as Director or other officer against any liability asserted against such person.

Section 4. ACCOUNTING YEAR AND ACCOUNTING METHOD.

The accounting year and accounting method of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. OTHER TAX ELECTIONS.

The Board of Directors may authorize the Treasurer to prepare and file such other tax elections as the Board of Directors deems appropriate.

Section 6. SUBSIDIARY CORPORATIONS.

Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote are owned directly or indirectly through one (1) or more corporate shares of which possessing more than 50% are owned directly or indirectly by this corporation.

ARTICLE XII ALLOCATIONS AND DISTRIBUTIONS

Section 1. AVAILABLE CASH DISTRIBUTIONS.

Subject to any applicable covenants and restrictions as may be imposed by the Corporation's secured lenders, the amount, if any, of Available Cash shall be determined in good faith by the Directors from time to time and shall be distributed to the Shareholders as follows:

(a) Mandatory Tax Distribution. To the extent that the Directors have determined that Available Cash exists and is available for distribution, not later than ten (10) days after the end of each fiscal quarter, and thirty (30) days after the end of each fiscal year, the Corporation shall make a distribution to each Shareholder equal to the *estimated* amount of Corporation income and gain to be allocated to the Shareholders for such fiscal year multiplied by the Highest Rate. All amounts withheld pursuant to the Code or any provisions of state or local income tax law with respect to any payment or distribution to the Shareholders from the Corporation shall be treated as amounts distributed pursuant to this agreement. The distribution to each Shareholder for the last fiscal quarter of each fiscal year shall be increased and/or decreased to account for the three (3) previous fiscal quarter distributions so that the total of the four (4) quarterly distributions shall be equal to the amount of Corporation income and gain allocated to the Shareholder for the fiscal year multiplied by the Highest Rate. The intent of this provision is to distribute sufficient Available Cash to each Shareholder in order to allow each Shareholder to cover such Shareholder's estimated state and federal tax liability on a year-by-year basis.

(b) Distribution of Available Cash. Any remaining Available Cash, after payment of the Mandatory Tax Distribution set forth in this agreement above, and retention of Reserves, shall be distributed to the Shareholders in accordance with their Voting Percentage.

Section 2. LIQUIDATION DISTRIBUTIONS.

Liquidation Proceeds received by the Corporation shall be distributed in the following order of priority:

(a) Payment of debts and liabilities of the Corporation (excluding loans and other obligations owed to Shareholders) and the expenses of liquidation;

(b) Payment of any additional authorized borrowing or financing, including any and all outstanding Shareholder Loans;

(c) Establishing of such Reserves as either the President or, if applicable, such other Person required or authorized by law to wind up the Corporation's affairs, may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Corporation, provided that any such reserves shall be paid over by such Person to an independent escrow agent, to be held by such agent or its successor for such period as such Person shall deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided; and

(d) To the Shareholders based upon each Shareholder's Voting Percentage.

Section 3. NO PRIORITY.

No Shareholder shall have priority over any other Shareholder as to Corporation income, gain, loss, credits and deductions or distributions.

Section 4. TAX WITHHOLDING.

Notwithstanding any other provision of this Agreement, the Directors are authorized to take any action that they reasonably determine to be necessary or appropriate to cause the Corporation to comply with any withholding, estimated tax or similar requirements established under any federal, state or local tax law, including, without limitation, withholding on any distribution to any Shareholder and/or requiring that a Shareholder pay to the Corporation any amount required by the Corporation to pay over to a governmental authority as a withholding, estimated tax or other payment on behalf of such Shareholder. For all purposes of this agreement, any amount withheld on any distribution and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed to the Shareholder. Each Shareholder agrees to execute such consents and elections as may be required by the taxing authority of any state or local government in which the Corporation does business and generates taxable income so that the Corporation will not be required to withhold on the taxable income of the Corporation allocated to such Shareholder for such state or locality.

Section 5. RESERVES.

The Directors shall have the right to establish, maintain and expend reasonable Reserves to provide for working capital, for debt service, for expected operating deficits, and for such other purposes as the President may deem necessary or advisable.

ARTICLE XIII SHAREHOLDER LOANS; GUARANTIES

Section 1. DEFINITIONS.

Shareholder Loans means any loans made by a Shareholder to the Corporation to cover the ongoing operating expenses of the Corporation as further described in this agreement. A Shareholder Loan shall not serve to confer any additional Shares or Voting Percentage to a Shareholder making a Shareholder Loan.

Section 2. SHAREHOLDER LOANS.

(a) In the event that the Corporation does not have sufficient Reserves and/or Available Cash to cover Corporation operating expenses, and the Directors determine that non-recourse financing is not available to the Corporation to cover any shortfalls, the Directors shall direct the Officers of the Corporation to provide each Shareholder with notice that additional funds are required (each a "Loan Request"). The Loan Request shall state both the total amount of funds required and each Shareholder's pro rata portion of such required funds based on each Shareholder's Voting Interest at the time the Loan Request is delivered. Each Shareholder shall advance and deposit with the Corporation such Shareholder's pro rata portion of the amount set forth in the Loan Request within twenty (20) days after receipt of the Loan Request. All Shareholder Loans shall be evidenced by a Promissory Note from the Corporation to each Shareholder and shall comply with the provisions of this agreement.

(b) The Shareholder Loan shall be in writing and contain an unconditional promise to pay or demand on a specific date; and

(c) Each Shareholder Loan shall bear interest at the fixed rate equal to the prime lending rate as published in the *Wall Street Journal* ("Prime Rate") on the date the Shareholder Loan is made, unless specifically stated otherwise in the loan agreement, and payment dates shall not be contingent on profits, the discretion of the Corporation, or similar factors; and

(d) Failure to Make Shareholder Loan; Defaulting Shareholder Loan. In the event that one or more Shareholders fail to loan the Corporation such Shareholder's pro rata portion of any Loan Request, such Shareholder shall be in default. The non-defaulting Shareholder(s) may, at the non-defaulting Shareholder(s) option, make a loan to the defaulting Shareholder in the amount needed to cover the amount of the Shareholder Loan due from the defaulting Shareholder ("Defaulting Shareholder Loan"). Any defaulting Shareholder Loan, if made, shall accrue interest at the Prime Rate plus 5% and shall be due and payable one year from the date of the Defaulting Shareholder Loan. Any amounts due and payable under a Defaulting Shareholder Loan shall be offset and paid from any cash distributions payable to a defaulting Shareholder pursuant to this agreement above. Failure to either make a Shareholder Loan as required pursuant to this agreement or fully repay a Defaulting Shareholder Loan within one year shall subject the defaulting Shareholder's Shares to purchase by the Shareholder or Shareholders making the Defaulting Shareholder Loan pursuant to this agreement below provided that the purchase price to be paid for such Shares shall be offset by the amount due and owning from the defaulting Shareholder under this agreement together with interest, attorneys' fees, costs, and out-of-pocket expenses associated with this right of contribution.

Section 3. PERSONAL GUARANTIES; RIGHT OF CONTRIBUTION.

If required in connection with any third-party loan approved by a Majority Interest of the Shareholders, each Shareholder shall offer their personal guaranty. Any Shareholder who fails or refuses to provide their personal guaranty with respect to any authorized debt shall be in default. Each Shareholder agrees that any personal guaranty of each of them given to any lender with respect to any authorized debt obtained by the Corporation shall be shared between them in the same proportions as their Voting Percentage in the Corporation. Thus, to the extent that any Shareholder suffers any personal loss, liability, duty or obligation arising out of the personal guaranty of any borrowing in excess of such Shareholder's pro rata share of the loss based upon such Shareholder's Voting Percentage, such Shareholder shall have a right to contribution among the other Shareholders to the extent that all Shareholders share proportionately any loss, liability, duty or obligation based upon each Shareholder's Voting Percentage. Each Shareholder warrants to all other Shareholders, that in the event of any personal loss, liability, duty or obligation being suffered by a Shareholder (the "Responsible Shareholder"), the remaining Shareholders (collectively the "Non-Responsible Shareholders") shall, within thirty (30) calendar days of written notification by the Responsible Shareholder to the Non-Responsible Shareholders of such loss being suffered, make payment in cash or certified funds to the Responsible Shareholder of such Non-Responsible Shareholders' pro rata share of such loss based on such Non-Responsible Shareholders' Voting Percentage. In the event a Non-Responsible Shareholder refuses or fails to make such payment as set forth in the preceding sentence within the time limit set forth in such sentence, such amount due from the Non- Responsible Shareholder shall thereafter bear interest at the rate of 21% per annum until paid. In addition, the Responsible Shareholder shall be entitled to recover from the Non-Responsible Shareholders the Responsible Shareholder's reasonable attorneys' fees, costs, and out-of-pocket expenses associated with the enforcement of this right of contribution and recovery and collection of the amounts owed hereunder. Failure of a Responsible Shareholder to make payment as provided in this agreement shall constitute and event of default and shall subject such Responsible Shareholder's Shares to the purchase option set forth in this agreement, provided that the purchase price to be paid for such Shares shall be offset by the amount due and owning from the Responsible Shareholder under this agreement together with interest, attorneys' fees, costs, and out-of-pocket expenses associated with this right of contribution.

Section 4. DEFAULT.

In the event a Shareholder is in default pursuant to this agreement or any other provision of this Agreement, their voting rights on all matters relating to the Corporation shall be suspended until such default is cured. Additionally, any Shareholder in default shall have their Shares subjected to the purchase option set forth in this agreement.

Section 5. LAST RESORT.

The Directors agree that, prior to directing the Officers to send a Loan Request to the Shareholders, the Directors shall utilize their best efforts to obtain non-recourse or limited-recourse financing to cover any cash needs of the Corporation. If non-recourse financing is not available, the Directors shall attempt to obtain financing in which all Shareholders provide a limited recourse personal guaranty (guaranty based on Voting Percentage). In the event that neither non-recourse, nor limited-recourse financing is available, the Directors may request each Shareholder to make a Shareholder Loan as set forth in this agreement. The fact that the Directors elect to obtain third party financing, in which less than all Shareholders offer their personal guaranties shall not affect the ability of those Shareholders guarantying such loan to the recover from the non-guarantying Shareholders pursuant to this agreement.

ARTICLE XIV PURCHASE OF SHARES UPON DEATH, DISABILITY, BANKRUPTCY, DIVORCE, TERMINATION OF EMPLOYMENT, OR DEFAULT OF A SHAREHOLDER

Section 1. DEATH, DISABILITY, BANKRUPTCY, DIVORCE, TERMINATION OF EMPLOYMENT, OR DEFAULT OF A SHAREHOLDER.

Upon the death, disability, bankruptcy, divorce, termination of employment, or default of any Shareholder pursuant to this agreement, the remaining Shareholders (the "Purchasing Shareholder(s)") shall have the option, but not the obligation, to elect to purchase the Shares of the bankrupt, deceased, disabled, divorcing, defaulting, or terminating Shareholder ("Selling Shareholder") for a ninety (90) day period after (i) the date of death; (ii) the date of disability; (iii) the filing of the bankruptcy petition; (iv) the filing of the petition for dissolution of marriage; (v) the date of termination of employment, either voluntary or involuntary; or (vi) the date of default, whichever is applicable.

Any descendants, beneficiaries, or devisees of the shareholders that may inherit shares shall initially have a Trust created by the Board of Directors to determine whether or not the descendants, beneficiaries, or devisees is fit to aid in the management of the corporation. Said Trust shall own the shares until a determination can be made.

Each remaining Shareholder's right to purchase shall be on a pro rata basis based on their Voting Percentage. If a Shareholder decides not to participate in the purchase of the Shares of the Selling Shareholder, the Shareholder or Shareholder's electing to purchase may acquire the interest of the Selling Shareholder on a pro rata basis for an additional twenty (20) days after the expiration of the applicable option period set forth above. The purchase price shall be determined under this agreement. In the event that all the Selling Shareholder's Shares not purchased pursuant to this agreement, then the successors, heirs, personal representatives, devisees and trustees, as applicable, of the Selling Shareholders may become Shareholders upon execution of a counterpart of this Agreement. The bankruptcy, death, disability, divorce, default, or termination of employment of a Shareholder shall not entitle the Selling Shareholder, or the successor of the Shareholder, to receive any distribution from the Company except in accordance with the terms of this Agreement. For purposes of exercising the option to purchase under this agreement, notice of the exercise of the option shall be given to (i) the personal representative of the Shareholder in the event of the death of a Shareholder and appointment of a personal representative or the Shareholder's estate if no personal representative is appointed, (ii) to the bankruptcy trustee of a Shareholder who files bankruptcy, (iii) the Shareholder or guardian or conservator of the Shareholder in the event of disability; or (iv) to the Shareholder in the event of divorce, default, or termination of employment. The notice shall be given within the times set forth in this agreement, and closing shall occur on the date set forth in the notice provided that such date is not more than one hundred twenty (120) days after the occurrence of the event triggering the option to purchase. The notice shall designate the time and place of closing.

Section 2. PURCHASE PRICE.

Unless otherwise agreed, the purchase price to be determined pursuant to this agreement herein shall be the Purchase Price calculated pursuant to an accepted formula, as the same may be amended from time to time by the Directors, plus the amount of any outstanding Shareholder Loans payable to the Selling Shareholder.

Section 3. PAYMENT OF PURCHASE PRICE.

The purchase price shall be paid as follows: The entire proceeds from any life or disability insurance policy or policies payable to the Corporation or the Purchasing Shareholder(s) by reason of the death or disability of a Selling Shareholder shall be remitted to the Selling Shareholder as partial or full (as the case may be) payment of the purchase price. Any balance due remaining after application of the aforementioned insurance proceeds, or the full purchase price in the event there is no such insurance or in the event of bankruptcy, divorce, or termination of employment, shall be paid in three (3) equal annual installments, including principal and interest, which installments shall be paid on the first through the third anniversaries of closing, with interest calculated from the closing at the rate equal to the prime lending rate published in *The Wall Street Journal*. The obligation of the Purchasing Shareholder(s) shall be evidenced by a promissory note. Such note shall be unsecured.

Section 4. DEFINITION OF TOTAL DISABILITY.

Total disability, for the purposes of this Agreement, shall mean a disability which qualifies a Shareholder for receipt of benefits under any company-sponsored individual or group income disability insurance coverage then in force. In the event the Corporation has no such aforementioned disability insurance coverage, or the disabled Shareholder is not covered by such insurance, disability, for the purposes of this Agreement, shall mean such mental or physical incapacity as, in the opinion of a licensed physician of the Corporation's choice, shall prevent a Shareholder from performing his normal full-time duties with the Corporation. The date of onset of the disability shall be either the date the disability starts or the date the Shareholder first visits and is treated by a qualified physician for the disability, whichever date the Directors of the Corporation, in its discretion, shall elect.

Section 5. PURCHASE OF INSURANCE POLICIES.

To fund the payment of the purchase price of the Shares to be purchased hereunder, the Corporation and/or any Shareholder may cause the lives of the Shareholders to be insured or may accept existing policies from the Shareholders. Said policies and any proceeds received there under shall be subject to and held for the purposes of this Agreement. The Corporation and/or any Shareholder may take out additional insurance on the life of any Shareholder whenever, in the opinion of a majority of the Directors, additional insurance may be required to assist in the payment of a Selling Shareholders Shares upon death or disability. Whenever the Corporation shall decide to insure a Shareholder hereunder, such Shareholder shall cooperate fully by performing all acts necessary to satisfy the requisites of the insurance company in order to secure the issuance of life and/or disability insurance policies.

Section 6. NO RELEASE OF LIABILITY.

Unless otherwise agreed to in writing by the remaining Shareholders, the purchase of a Selling Shareholder's Shares shall not release the Selling Shareholder or such Selling Shareholder's estate from any liability on any Corporation Debt guaranteed by such Selling Shareholder or such Selling Shareholder's liability under this agreement.

Section 7. DELETED.

CERTIFICATE OF ADOPTION OF AMENDED BYLAWS AND SHAREHOLDER AGREEMENT

OF

<u>ADOPTION BY DIRECTOR(S)</u>

The undersigned person(s) named in the Articles of Incorporation as the First Director(s) of the above-named corporation hereby adopt the same as the Amended Bylaws and Shareholder Agreement of said corporation.

Executed: ____________________________ Dated: ______________________
Christopher Gorog, Chief Executive Officer, Shareholder, and Chairman Of Board

CERTIFICATE OF ADOPTION OF AMENDED BYLAWS AND SHAREHOLDER AGREEMENT

The undersigned Directors, Shareholders, Officers and Board Members adopt these Amended Bylaws and Shareholder Agreement of said corporation which shall amend and replace the previous Bylaws entirely and any conflicting terms in the Shareholder Subscription agreements previously executed.

Executed: Signed by: Christopher Gorog D21F9295932E499... Dated: 10/31/2024
Christopher Gorog, President, Shareholder, and Board Member

Executed: DocuSigned by: Kent Lambert BD037EE64C034EA... Dated: 10/31/2024
Kent Lambert, Chief Operations Officer, Secretary, and Board Member

Executed: Signed by: Subhash Paluru 3D98E7CAB99C401... Dated: 10/31/2024
Subhash Paluru, Shareholder, and Board Member

Executed: Signed by: [signature] 5D5E9A0245774DB... Dated: 10/31/2024
Rida Chan, Executive, Shareholder, and Board Member